Filed by The Charles Schwab Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: optionsXpress Holdings, Inc.

Commission File No.: 001-32419

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements that refer to expectations, projections or other characterizations of future events or circumstances and are identified by words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “plan,” “will,” “may,” “aim,” “target,” “could,” “should,” “continue,” “build,” “improve,” “growth,” “increase”, and other similar expressions. These forward-looking statements relate to the business combination transaction involving The Charles Schwab Corporation (“Schwab”) and optionsXpress Holdings, Inc. (“optionsXpress”), including expected synergies; timing of closing; client and stockholder benefits; management; accretion; growth; client retention; and merger-related charges which reflect management’s beliefs, objectives and expectations as of the date hereof. Achievement of the expressed beliefs, objectives and expectations is subject to risks and uncertainties that could cause actual results to differ materially from those beliefs, objectives or expectations. Important transaction-related factors that may cause such differences include, but are not limited to, the risk that expected revenue, expense and other synergies from the transaction may not be fully realized or may take longer to realize than expected; the parties are unable to successfully implement their integration strategies; failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all, including regulatory approvals; failure of the optionsXpress stockholders to approve the merger; and disruptions to the parties’ businesses as a result of the announcement and pendency of the merger. Other important factors include general market conditions, including the level of interest rates, equity valuations and trading activity; the parties’ ability to attract and retain clients and grow client assets/relationships; competitive pressures on rates and fees; the level of client assets, including cash balances; the impact of changes in market conditions on money market fund fee waivers, revenues, expenses and pre-tax margins; capital needs; the parties’ ability to develop and launch new products, services and capabilities in a timely and successful manner; the effect of adverse developments in litigation or regulatory matters; any adverse impact of financial reform legislation and related regulations; and other factors set forth in Schwab’s and optionsXpress’ Annual Reports on Form 10-K for the fiscal year ended December 31, 2010. Schwab and optionsXpress disclaim any obligation and do not intend to update or revise any forward-looking statements.

In connection with the proposed transaction, Schwab will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement/prospectus for the stockholders of optionsXpress. optionsXpress will mail the final proxy statement/prospectus to its stockholders. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction and other relevant documents filed with the SEC when they become available because they will contain important information. Copies of all documents filed with the SEC regarding the proposed transaction may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). These documents, when available, may also be obtained, free of charge, from Schwab’s website, www.aboutschwab.com/investor, under the tab “Financials and SEC Filings” or from optionsXpress’ website, www.optionsXpress.com/investor, under the item “SEC Filings”.

Schwab, optionsXpress and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the optionsXpress stockholders in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the solicitation of the stockholders of optionsXpress in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about Schwab’s executive officers and directors is available in Schwab’s Annual Report on Form 10-K filed with the SEC on February 25, 2011 and Schwab’s definitive proxy statement filed with the SEC on March 30, 2010. Information about optionsXpress’ executive officers and directors is available in optionsXpress’ definitive proxy statement filed with the SEC on April 15, 2010. You can obtain free copies of these documents from Schwab and optionsXpress using the contact information above.

The following are communications distributed to Schwab employees and frequently asked questions posted on Schwab’s internal website on March 21, 2011.

**********

From:	A Message from Walt Bettinger
To:	All Exchange FTE Users
Subject:	Agreement to acquire optionsXpress Holdings, Inc

•	Schwab announces agreement to acquire optionsXpress Holdings, Inc., an industry leader in equity options, futures and foreign exchange trading.

•	Headquartered in Chicago, optionsXpress offers trading tools and capabilities increasingly important to active and affluent investors.

•	Read today’s news release for more information.

Dear Colleagues,

Today, our company announced an agreement to acquire optionsXpress Holdings, Inc., an industry leading provider of online brokerage services focused on equity options, futures and foreign exchange trading. Its innovative brokerage platform provides active investors and traders with tools, analytics and education to execute a variety of investment strategies.

Founded in 2001 and headquartered in Chicago, optionsXpress is a technology leader that has consistently ranked among the top online brokerages among third party reviewers, including The Options Insider’s 2010 Broker of the Year Award. Just this year, Barron’s recognized optionsXpress for its excellence for the tenth consecutive year, giving it 4 out of 5 stars on Usability, Trade Experience, Trading Technology, Range of Offerings, Research Amenities, Portfolio Analysis & Reports, and Customer Service & Education. Smart Money rated optionsXpress 5 stars (highest) for Trading Tools in 2009.

Bringing optionsXpress’ capabilities together with ours will yield significant benefits to both of our businesses – enhancing our appeal to new clients, and deepening relationships with existing ones – both active traders and other high net worth investors who are increasing their use of options and other sophisticated trading strategies as part of their overall wealth management. At the same time, optionsXpress will bring to us a similar set of sophisticated and engaged clients whom we believe will find Schwab’s investing, brokerage and banking services to be a valuable complement to what they enjoy through optionsXpress. As of February 28, 2011, optionsXpress had 385,200 client accounts, $8.1 billion in client assets and a 12-month average of 44,800 daily average revenue trades.

Together, our complementary capabilities should represent a real win for our respective clients, as well as for our stockholders – we estimate this acquisition should add modestly to our earnings per share over the first 12 months of combined operations.

We expect the deal to close during the third quarter, but as is the case with any acquisition of a public company, the transaction is subject to optionsXpress stockholder approval and regulatory approvals, along with customary closing conditions. Initially, our companies will retain their separate brand identities, while benefitting from revenue and expense synergies that we expect as a result of combining our complementary businesses.

David Fisher, CEO of optionsXpress, will report to Investor Services COO Andy Gill when the acquisition closes. In the meantime, you can visit the optionsXpress website to learn more about the company and the powerful capabilities it provides to clients.

Thank you,

Walt Bettinger

The Charles Schwab Corporation

Additional Information

In connection with the proposed transaction, Schwab will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement/prospectus for the stockholders of optionsXpress. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction and other relevant documents filed with the SEC when they become available because they will contain important information. Copies of all documents filed with the SEC regarding the proposed transaction may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). These documents, when available, may also be obtained, free of charge, from Schwab’s website, www.aboutschwab.com/investor, under the tab “Financials and SEC Filings” or from optionsXpress’ website, www.optionsXpress.com/investor, under the item “SEC Filings”. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Schwab’s Annual Report on Form 10-K filed with the SEC on February 25, 2011 and Schwab’s definitive proxy statement filed with the SEC on March 30, 2010. Information about optionsXpress’ executive officers and directors is available in optionsXpress’ definitive proxy statement filed with the SEC on April 15, 2010. This document contains forward-looking statements which involve a number of significant risks and uncertainties.

Fr:	A Message from Ben Brigeman
To:	Investor Services All
Sj:	Today’s Announcement
Dd:	Monday, March 21, 2011 (6:30 AM pacific)

Team –

I want to share my excitement and additional context for our announced agreement to acquire optionsXpress.

As highlighted in the press release and in Walt’s message to all employees, we see significant benefits in the complementary capabilities of our two companies – bringing the powerful options capabilities of optionsXpress to Schwab’s client base while expanding opportunities for growth across both businesses.

From a strategic perspective, the acquisition of optionsXpress will significantly advance our progress toward building a best-in-class Active Investor experience. optionsXpress’ client tools, education and product expertise, such as complex option strategies and advanced orders, will significantly enhance our offering. Additional background on optionsXpress as well as FAQs have been posted and are available on IWIN.

The client experience at both firms will remain as it is today until the acquisition has been completed. The close is expected in Q3, but the transaction is subject to optionsXpress’ stockholder approval, regulatory approvals and other closing conditions. Between now and then, Andy Gill and I and others will be working closely with the optionsXpress leadership team to develop post-closing strategies and plans to ensure a dynamic, growth-oriented product set for our clients.

I want to extend a huge thank you to the people who worked hard to bring this agreement to fruition. It has been a true team effort - thank you!

Ben Brigeman

Investor Services

Additional Information

In connection with the proposed transaction, Schwab will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement/prospectus for the stockholders of optionsXpress. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction and other relevant documents filed with the SEC when they become available because they will contain important information. Copies of all documents filed with the SEC regarding the proposed transaction may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). These documents, when available, may also be obtained, free of charge, from Schwab’s website, www.aboutschwab.com/investor, under the tab “Financials and SEC Filings” or from optionsXpress’ website, www.optionsXpress.com/investor, under the item “SEC Filings”. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Schwab’s Annual Report on Form 10-K filed with the SEC on February 25, 2011 and Schwab’s definitive proxy statement filed with the SEC on March 30, 2010. Information about optionsXpress’ executive officers and directors is available in optionsXpress’ definitive proxy statement filed with the SEC on April 15, 2010. This document contains forward-looking statements which involve a number of significant risks and uncertainties.

Daily News Content:

This morning, Schwab announced that it has entered into an agreement to acquire optionsXpress. Click here for more information and a link to the press release.

IWIN Content for optionsXpress:

Overview:

On 3/21, Schwab announced that it has entered into an agreement to acquire optionsXpress to build on its existing growing derivatives’ business. optionsXpress is a leader in equity, options and futures trading and offers an innovative suite of online brokerage services including sophisticated trading tools and in-depth options and futures trading education. (See Walt’s Announcement. See Schwab’s Press Release)

optionsXpress Background:

optionsXpress is an online brokerage firm headquartered in Chicago, IL that was founded in 2001 by Ned Bennett, David Kalt and Jim Gray. They currently have over 400 employees with David Fisher serving as the CEO.

optionsXpress is a public company that primarily provides brokerage services for options, stocks, and futures trading. They offer sophisticated trading and decision-support tools. In May 2009, optionsXpress acquired Optionetics, a niche derivatives education firm, to widen the breadth of their existing education for options, equity and futures traders of all levels. optionsXpress clients can trade stocks, options, futures, ETFs, bonds and mutual funds – all in one account.

optionsXpress offers several trading platforms, including their online platform, a sophisticated trading software (Xtend) for active traders, and OX Mobile that allows research and trading via iPhone, Blackberry, Android & Windows Mobile enabled devices.

An innovator and technology leader among brokerages, optionsXpress has consistently ranked among the top online brokerages by third party reviewers including 4 out of 5 stars from Barron’s on Usability, Trade Experience, Trading Technology, Range of Offerings, Research Amenities, Portfolio Analysis & Reports, and Customer Service & Education in 2011, the company’s tenth year of recognition for excellence by that publication. It also received The Options Insider’s 2010 Broker of the Year Award; and was rated 5 stars (highest) for Trading Tools by SmartMoney in 2009. As of February 28, 2011, optionsXpress had 385,200 client accounts, $8.1 billion in client assets and a 12 month average of 44,800 daily average revenue trades.

Q&A:

Why is Schwab acquiring optionsXpress?

optionsXpress will bring product breadth and diversity to the extremely important Active Investor business, allowing Schwab to deepen its capabilities in this area. Specifically, optionsXpress offers sophisticated trading tools and technology for options traders as well as the ability to trade futures and forex. They also offer extensive education on derivatives trading that will deepen Schwab’s existing educational offer.

When will the acquisition be complete?

We are targeting Q3 for completion, however, the acquisition is subject to optionsXpress stockholder approval, regulatory approvals and customary closing conditions.

What impact will this have on existing Schwab and optionsXpress clients?

For now, there will be no impact on Schwab and optionsXpress clients. Until the transaction is complete, optionsXpress will continue to operate separately as an independent company. After the deal closes, we look forward to making optionsXpress’ innovative technology available to Schwab clients and Schwab’s breadth of investment products and services available to optionsXpress clients.

Will commission rates be changing because of this acquisition?

All decisions about commissions at Schwab and optionsXpress will continue to be made by Schwab or optionsXpress, respectively, as independent companies until the transaction closes. We will provide information related to the transition as soon as possible after the transaction is completed.

Will Schwab clients need to move over to the optionsXpress trading platforms?

There will be no change in the trading experience of Schwab clients before the transaction closes. After closing, we will leverage the combined strengths of optionsXpress and Schwab to deliver an outstanding trading experience to clients interested in equity, options, futures and forex trading.

If a Schwab client already has an account with optionsXpress, who should they call re: customer service issues?

If the issue is related to their Schwab account, they should continue to call Schwab customer service. If the issue is related to their optionsXpress account, they should continue to call optionsXpress customer service. Once the deal is complete, we will provide more information related to customer service.

Contact:

Questions from the media should be directed to the Office of Corporate Public Relations. (Build IWIN Link)

Additional Information

In connection with the proposed transaction, Schwab will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement/prospectus for the stockholders of optionsXpress. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction and other relevant documents filed with the SEC when they become available because they will contain important information. Copies of all documents filed with the SEC regarding the proposed transaction may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). These documents, when available, may also be obtained, free of charge, from Schwab’s website, www.aboutschwab.com/investor, under the tab “Financials and SEC Filings” or from optionsXpress’ website, www.optionsXpress.com/investor, under the item “SEC Filings”. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Schwab’s Annual Report on Form 10-K filed with the SEC on February 25, 2011 and Schwab’s definitive proxy statement filed with the SEC on March 30, 2010. Information about optionsXpress’ executive officers and directors is available in optionsXpress’ definitive proxy statement filed with the SEC on April 15, 2010. This document contains forward-looking statements which involve a number of significant risks and uncertainties.